UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tuya Inc.
(Name of Issuer)
Class A ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)
90114C107**
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the class A ordinary shares, US$0.00005 par value per share. CUSIP number 90114C107 has been assigned to the American Depositary Shares (“ADSs”) of Tuya Inc., which are quoted on the New York Stock Exchange under the symbol “TUYA.” Each ADS represents one class A ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90114C107

1	Names of Reporting Persons
Xueji Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
113,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 50,600,000 class B ordinary shares)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
113,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 50,600,000 class B ordinary shares)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
113,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 50,600,000 class B ordinary shares)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
20.9% of class A ordinary shares (or 19.9% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
IN

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

1	Names of Reporting Persons
Tenet Smart Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
19.5% of class A ordinary shares (or 18.1% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

1	Names of Reporting Persons
Tenet Global Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
103,600,000 class A ordinary shares (represented by 63,000,000 class A ordinary shares and 40,600,000 class B ordinary shares)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
19.5% of class A ordinary shares (or 18.1% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

1	Names of Reporting Persons
Tenet Group Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
63,000,000 class A ordinary shares
	6	Shared Voting Power
0
	7	Sole Dispositive Power
63,000,000 class A ordinary shares
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
63,000,000 class A ordinary shares
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
12.8% of class A ordinary shares (or 11.0% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

1	Names of Reporting Persons
Tenet Vision Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
40,600,000 class A ordinary shares (represented by the same number of class B ordinary shares)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
40,600,000 class A ordinary shares (represented by the same number of class B ordinary shares)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
40,600,000 class A ordinary shares (represented by the same number of class B ordinary shares)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.6% of class A ordinary shares (or 7.1% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

1	Names of Reporting Persons
Tuya Group Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
10,000,000 class A ordinary shares (represented by the same number of class B ordinary shares)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
10,000,000 class A ordinary shares (represented by the same number of class B ordinary shares)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000 class A ordinary shares (represented by the same number of class B ordinary shares)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
2.0% of class A ordinary shares (or 1.8% of the total ordinary shares assuming conversion of all outstanding class B ordinary shares into the same number of class A ordinary shares)*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on 491,846,560 class A ordinary shares and 79,400,000 class B ordinary shares of the Issuer issued and outstanding as of December 31, 2021, based on information provided by the Issuer, and assuming all class B ordinary shares held by such reporting person are converted into the same number of class A ordinary shares. Beneficial ownership information is presented as of December 31, 2021.

Item 1.

(a)          Name of Issuer:

Tuya Inc.

(b)          Address of Issuer’s Principal Executive Offices:

10/F, Building A, Huace Center, Xihu District, Hangzhou City,

Zhejiang Province, 310012, People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i)	Xueji Wang, a Chinese citizen;

(ii)	Tenet Smart Limited, a British Virgin Islands company ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, with Xueji Wang being the settlor and the beneficiary of the trust;

(iii)	Tenet Global Limited, a British Virgin Islands company wholly owned by Tenet Smart Limited;

(iv)	Tenet Group Limited, a British Virgin Islands company wholly owned by Tenet Global Limited;

(v)	Tenet Vision Limited, a British Virgin Islands company wholly owned by Tenet Global Limited;

(vi)	Tuya Group Inc., a British Virgin Islands company wholly owned by Xueji Wang.

(b)	Address of Principal Business Office or, if None, Residence:

For each Reporting Person: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang Province, 310012, People’s Republic of China.

(c)	Citizenship:

Each of Tuya Group Inc., Tenet Vision Limited, Tenet Group Limited, Tenet Global Limited and Tenet Smart Limited is organized under the laws of British Virgin Islands. Xueji Wang is a Chinese citizen.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.00005 per share

(e)	CUSIP No.:

90114C107 (ADSs)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of class determined is based on 491,846,560 class A ordinary shares of the Issuer outstanding as of December 31, 2021, based on information provided by the Issuer.

The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

As of December 31, 2021, Tenet Group Limited, a British Virgin Islands company, directly owned 63,000,000 class A ordinary shares of the Issuer. Tenet Vision Limited, a British Virgin Islands company, directly owned 40,600,000 class B ordinary shares of the Issuer. Each of Tenet Group Limited and Tenet Vision Limited is a wholly-owned subsidiary of Tenet Global Limited, which is a wholly-owned subsidiary of Tenet Smart Limited, a British Virgin Islands company ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, with Xueji Wang being the settlor and beneficiary of the trust. Tuya Group Inc., a British Virgin Islands company wholly owned by Xueji Wang, directly owned 10,000,000 class B ordinary shares of the Issuer. Accordingly, Xueji Wang may be deemed to beneficially own 113,600,000 class A ordinary shares of the Issuer, representing 20.9% of the Issuer’s class A ordinary shares.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Xueji Wang

By:	/s/ Xueji Wang

Tenet Smart Limited

By:	/s/ Xueji Wang
Name:	Xueji Wang
Title:	Director

Tenet Global Limited

By:	/s/ Xueji Wang
Name:	Xueji Wang
Title:	Director

Tenet Group Limited

By:	/s/ Xueji Wang
Name:	Xueji Wang
Title:	Director

Tenet Vision Limited

By:	/s/ Xueji Wang
Name:	Xueji Wang
Title:	Director

Tuya Group Inc.

By:	/s/ Xueji Wang
Name:	Xueji Wang
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement